SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Win Gaming Media, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

972638100
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 972638100	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithfield Fiduciary LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.39%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972638100	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,117,600 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,117,600 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,600 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972638100	13G/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,117,600 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,117,600 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,600 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87%
12	TYPE OF REPORTING PERSON** OO – Limited Liability Company

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972638100	13G/A	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,117,600 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,117,600 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,600 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972638100	13G/A	Page 6 of 7 Pages

This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13G filed on December 6, 2006 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on January 30, 2008, and as further amended by Amendment No. 3 filed on February 16, 2010 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to the shares of common stock, $0.001 par value (the "Common Stock") of Win Gaming Media, Inc., a Nevada corporation (the "Company").  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G.  This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.                Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Smithfield Fiduciary LLC owns 500,000 shares of Common Stock and (ii) Highbridge International LLC owns 1,617,600 shares of Common Stock and may be deemed the beneficial owner of the 500,000 shares of Common Stock owned by Smithfield Fiduciary LLC.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 2,117,600 shares of Common Stock owned by Smithfield Fiduciary LLC and Highbridge International LLC.

Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC.  Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and Highbridge International LLC.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.   The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Stock owned by Smithfield Fiduciary LLC and Highbridge International LLC.

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 36,069,031 shares of Common Stock issued and outstanding as of November 11, 2010, as represented in the Company's Quarterly Report on Form  10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 12, 2010.  Therefore, as of the date hereof, based on the Company's outstanding Common Stock, Smithfield Fiduciary LLC may be deemed to beneficially own 1.39% of the outstanding Common Stock of the Company, and each of Highbridge International LLC, Highbridge Capital Management, LLC, and Glenn Dubin may be deemed to beneficially own 5.87% of the outstanding Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

0

(ii)            Shared power to vote or to direct the vote

See Item 4(a)

(iii)           Sole power to dispose or to direct the disposition of

0

(iv)           Shared power to dispose or to direct the disposition of

See Item 4(a)

CUSIP No. 972638100	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              February 4, 2011

SMITHFIELD FIDUCIARY LLC		HIGHBRIDGE INTERNATIONAL LLC

By:	Highbridge Capital Management,	By:	Highbridge Capital Management, LLC
Its Trading Manager		Its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director		Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

/s/ Glenn Dubin
GLENN DUBIN

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director